

SECU [barcode] IMISSION

05042113

SEC FILE NO.
8-052367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (mm/dd/yy) AND ENDING 12/31/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. KOZA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

100 PINE STREET, SUITE 2420
(No and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 30 2005
SECTION
185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN KOZA (415) 391-4550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JOHN KOZA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J. KOZA INVESTMENTS, INC.**, as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California, County of San Francisco
Subscribed and sworn to before me this 29th
Day of March, 2005, by
John W. Koza
~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature

President

Title



Notary Public, California

Notary Public



ANDREW F. ALBRIGHT
Commission # 1463871
Notary Public - California
San Francisco County
My Comm. Expires Feb 7, 2008

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Koza Investments, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
J. Koza Investments, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of J. Koza Investments, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J Koza Investments, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 8, 2005

J. Koza Investments, Inc.

Statement of Financial Condition

December 31, 2004

Assets

Cash	$ 112,624
Accounts receivable	15,000
Due from affiliate	15,000
Prepaid taxes	2,012
Total assets	$ 144,636

Liabilities and Stockholder's Equity

Accounts payable	11,544
Consulting fees payable	$ 12,000
Total liabilities	23,544
Stockholder's equity	
Common stock (no par value; 1,000 shares authorized; 150 shares issued and outstanding)	23,000
Retained earnings	98,092
Total stockholder's equity	121,092
Total liabilities and stockholder's equity	$ 144,636

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Statement of Income

For the Year Ended December 31, 2004

Revenues:	
Commissions and fees	$ 297,742
Expenses:	
Consulting fees	217,614
Professional fees	14,012
Other operating expenses	14,704
Total expenses	246,330
Income before taxes	51,412
Tax provision	696
Net income	$ 50,716

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2004

	Common Stock	Retained Earnings	Stockholder's Equity
December 31, 2003	$ 23,000	$ 346,776	$ 369,776
Distributions		(299,400)	(299,400)
Net income		50,716	50,716
December 31, 2004	$ 23,000	$ 98,092	$ 121,092

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 50,716
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
(Increase) decrease in:	
Accounts receivable	235,400
Due from affiliate	(15,000)
Prepaid expenses	1,740
Prepaid taxes	(2,012)
Increase (decrease) in:	
Consulting fees payable	(108,939)
Accounts payable	1,955
Deferred tax liability	(1,800)
State taxes payable	(1,500)
Net cash provided (used) by operating activities	160,560
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(299,400)
Net increase (decrease) in cash and cash equivalents	(138,840)
Cash, beginning of year	251,464
Cash, end of year	$ 112,624
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 6,008

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Notes to the Financial Statements

December 31, 2004

(1) Organization

J. Koza Investments, Inc. was incorporated in the State of California on September 10, 1999 and operates in San Francisco, California. The Company engages in consulting services and the purchase and sale of limited partnerships to institutional investors.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. Therefore, no provision or liability for federal income taxes is presented in these financial statements. However, the Company is liable for the one and one-half percent California tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Income Taxes

Net deferred tax assets and liabilities at December 31, 2004 were not material. The tax provision for the year ended December 31, 2004 consisted of the following state tax:

Current	$ 2,496
Deferred	(1,800)
Tax provision	$ 696

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2004, the Company's net capital was $89,080, which exceeded the requirement by $84,080.

(5) Risk Concentrations

The Company's revenue during the period was earned from three clients.

Accounts receivable at December 31, 2004 of $15,000 is due from one client.

At December 31, 2004, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $15,629.

(6) Related Party Transactions

Under an agreement dated June 22, 2000, Koza & Co., an entity under common control, agrees to bear certain monthly fixed expenses on behalf of the Company. Koza & Co. provides office facilities, supplies, and services to the Company. The Company did not pay Koza & Co. any consideration for these services during the year ended December 31, 2004.

Koza Partners LLC owed the Company $15,000 as of December 31, 2004. Koza Partners, LLC is a related entity owned 33.3% by John Koza, the sole owner of the Company.

SUPPLEMENTAL INFORMATION

J. Koza Investments, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net Capital:		
Total stockholder's equity qualified for net capital		$ 121,092
Less: Non-allowable assets		
Accounts receivable	$ 15,000	
Due from affiliate	15,000	
Prepaid taxes	2,012	
Total non-allowable assets		32,012
Net capital		$ 89,080
Net minimum capital requirement of 6.67% of aggregate indebtedness of $23,544 or $5,000, whichever is greater		5,000
Excess net capital		$ 84,080

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2004	$ 86,743
Increase in stockholder's equity	19,091
Increase in non-allowable assets	(16,754)
Net capital per above computation	$ 89,080

J. Koza Investments, Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2004

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
J. Koza Investments, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of J. Koza Investments, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon dated March 8, 2005.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 8, 2005